UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LEXMARK INTERNATIONAL INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

529771107

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 529771107	Page 2 of 35

(1)	Name of reporting persons. BlueMountain Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,385,599
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,385,599
(11)	Aggregate amount beneficially owned by each reporting person 4,385,599
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) IA

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 3 of 35

(1)	Name of reporting persons. BlueMountain GP Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 3,809,896
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,809,896
(11)	Aggregate amount beneficially owned by each reporting person 3,809,896
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.0%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 4 of 35

(1)	Name of reporting persons. Blue Mountain Credit Alternatives Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,604,927
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,604,927
(11)	Aggregate amount beneficially owned by each reporting person 1,604,927
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 5 of 35

(1)	Name of reporting persons. Blue Mountain CA Master Fund, GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,604,927
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,604,927
(11)	Aggregate amount beneficially owned by each reporting person 1,604,927
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 6 of 35

(1)	Name of reporting persons. BlueMountain Long/Short Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 464,670
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 464,670
(11)	Aggregate amount beneficially owned by each reporting person 464,670
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 7 of 35

(1)	Name of reporting persons. BlueMountain Long/Short Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 464,670
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 464,670
(11)	Aggregate amount beneficially owned by each reporting person 464,670
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 8 of 35

(1)	Name of reporting persons. BlueMountain Distressed Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 118,279
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 118,279
(11)	Aggregate amount beneficially owned by each reporting person 118,279
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 9 of 35

(1)	Name of reporting persons. BlueMountain Distressed GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 118,279
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 118,279
(11)	Aggregate amount beneficially owned by each reporting person 118,279
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 10 of 35

(1)	Name of reporting persons. BlueMountain Strategic Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 254,251
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 254,251
(11)	Aggregate amount beneficially owned by each reporting person 254,251
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 11 of 35

(1)	Name of reporting persons. BlueMountain Strategic Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 254,251
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 254,251
(11)	Aggregate amount beneficially owned by each reporting person 254,251
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 12 of 35

(1)	Name of reporting persons. BlueMountain Timberline Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 127,126
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 127,126
(11)	Aggregate amount beneficially owned by each reporting person 127,126
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 13 of 35

(1)	Name of reporting persons. BlueMountain Credit Opportunities Master Fund I L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,266,983
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,266,983
(11)	Aggregate amount beneficially owned by each reporting person 1,266,983
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.0%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 14 of 35

(1)	Name of reporting persons. BlueMountain Credit Opportunities GP I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,266,983
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,266,983
(11)	Aggregate amount beneficially owned by each reporting person 1,266,983
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.0%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 15 of 35

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 100,786
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 100,786
(11)	Aggregate amount beneficially owned by each reporting person 100,786
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 16 of 35

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 100,786
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 100,786
(11)	Aggregate amount beneficially owned by each reporting person 100,786
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 17 of 35

(1)	Name of reporting persons. AAI BlueMountain Fund Plc*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 58,553
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 58,553
(11)	Aggregate amount beneficially owned by each reporting person 58,553
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.
*	The shares of Common Stock are owned by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund Plc.

SCHEDULE 13D

CUSIP No. 529771107	Page 18 of 35

(1)	Name of reporting persons. BlueMountain Long Short Grasmoor Fund Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 74,446
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 74,446
(11)	Aggregate amount beneficially owned by each reporting person 74,446
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 19 of 35

(1)	Name of reporting persons. BlueMountain Montenvers Master Fund SCA SICAV-SIF
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 315,578
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 315,578
(11)	Aggregate amount beneficially owned by each reporting person 315,578
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.5%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 20 of 35

(1)	Name of reporting persons. BlueMountain Montenvers GP S.à.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 315,578
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 315,578
(11)	Aggregate amount beneficially owned by each reporting person 315,578
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.5%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922.

SCHEDULE 13D

CUSIP No. 529771107	Page 21 of 35

ITEM 1.	Security of the Issuer.

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2013, relating to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Lexmark International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at One Lexmark Centre Drive, 740 West New Circle Road, Lexington, Kentucky 40550. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

ITEM 2.	Identity and Background.

Paragraphs (a) – (c) of Item 2 of the Schedule D are hereby deleted and replaced with the following:

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock directly owned by Long/Short Credit;

(v)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”), with respect to the Common Stock directly owned by Distressed;

(vii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP”), with respect to the Common Stock directly owned by Strategic Credit;

(ix)	BlueMountain Long Short Grasmoor Fund Ltd., a Cayman Islands exempted limited company (“Grasmoor”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline”), with respect to the Common Stock directly owned by it;

(xi)	BlueMountain Kicking Horse Fund, L.P., a Cayman Islands limited partnership (“Kicking Horse”), with respect to the Common Stock directly owned by it;

(xii)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP”), with respect to the Common Stock directly owned by Kicking Horse;

SCHEDULE 13D

CUSIP No. 529771107	Page 22 of 35

(xiii)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“Montenvers”), with respect to the Common Stock directly owned by it;

(xiv)	BlueMountain Montenvers GP S.à.r.l., a private limited company incorporated under the laws of Luxembourg (“Montenvers GP”), with respect to the Common Stock directly owned by Montenvers;

(xv)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands limited partnership (“COF”, and together with Credit Alternatives, Long/Short Credit, Distressed, Strategic Credit and Kicking Horse, the “Partnerships”), with respect to the Common Stock directly owned by it;

(xvi)	AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds (“AAI” and together with Timberline, Grasmoor, Montenvers and the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xvii)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“COF GP” and together with BMCA GP, Long/Short Credit GP, Distressed GP, Strategic Credit GP, Montenvers GP and Kicking Horse GP, the “General Partners”), with respect to the Common Stock directly owned by COF;

(xviii)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

(xix)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private investment limited liability company, private specialized investment fund or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of the respective Partnership or Montenvers, as the case may be; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate General Partner is to serve as the ultimate general partner, of a variety of private investment funds organized as limited partnerships or limited liability companies for which the Investment Manager serves as investment manager (including the Partnerships).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline
Stephen Siderow	President of the Investment Manager, President of the Ultimate General Partner; Director of BMCA GP; Director of Timberline.
Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate General Partner

SCHEDULE 13D

CUSIP No. 529771107	Page 23 of 35

Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.
David Rubenstein	Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate General Partner and Manager of the Montenvers GP.
Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal, Senior Portfolio Manager of the Ultimate General Partner and Manager of the Montenvers GP.
James Staley	Managing Partner of the Investment Manager; Managing Partner of the Ultimate General Partner
Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of the Ultimate General Partner
Franck Dargent	Director of AAI.
Laurent Guillet	Director of AAI.
Barry McGrath	Director of AAI.
Paul Dobbyn	Director of AAI.
Mark Shapiro	Director of Timberline and Manager of the Montenvers GP. Mr. Shapiro also serves as a consultant to several financial service and professional service firms.

Ronan Daly	Director of Grasmoor.
Jennifer Thompson	Director of Grasmoor.
John Walley	Director of Grasmoor.
Todd Groome	Manager of the Montenvers GP
Elli Stevens	Manager of the Montenvers GP

The business address of each BlueMountain Fund (other than Grasmoor, Montenvers and AAI) and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of the Investment Manager, Distressed GP, Long/Short Credit GP, Strategic Credit GP, Kicking Horse GP, COF GP, the Ultimate General Partner, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

The business address of Grasmoor, Ronan Daly, Jennifer Thompson and John Walley is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands.

The business address of Barry McGrath and Paul Dobbyn is c/o Maples and Calder, 75 St. Stephen’s Green, Dublin 2, Ireland.

The business address of Franck Dargent and Laurent Guillet is c/o Amundi Alternative Investments, SAS, 90 boulevard Pasteur, 75730 Paris Cedex 15, France.

The business address of Montenvers, the Montenvers GP and Elli Stevens is 6D, route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

The business address of Todd Groome is Grand Pavillion Commercial Centre, 1st Floor, 802 West Bay Rd., Grand Cayman, Cayman Islands.

ITEM 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the reference to “3,560,000” in the first sentence thereof and replacing it with “4,385,599”.

SCHEDULE 13D

CUSIP No. 529771107	Page 24 of 35

ITEM 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on April 30, 2013, as described in the Issuer’s Form 10-Q, filed on May 9, 2013, was approximately 63,013,922. The 4,385,599 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of June 4, 2013, represent approximately 7.0% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is as follows:

A.	Investment Manager

(a)	Amount beneficially owned: 4,385,599

Percent of class: 7.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 4,385,599.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 4,385,599.

B.	Ultimate General Partner

(a)	Amount beneficially owned: 3,809,896

Percent of class: 6.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 3,809,896.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 3,809,896.

C.	Credit Alternatives

(a)	Amount beneficially owned: 1,604,927

Percent of class: 2.5%

SCHEDULE 13D

CUSIP No. 529771107	Page 25 of 35

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,604,927.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,604,927.

D.	BMCA GP

(a)	Amount beneficially owned: 1,604,927

Percent of class: 2.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,604,927.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,604,927.

E.	Long/Short Credit

(a)	Amount beneficially owned: 464,670

Percent of class: 0.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 464,670.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 464,670.

F.	Long/Short Credit GP

(a)	Amount beneficially owned: 464,670

Percent of class: 0.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

SCHEDULE 13D

CUSIP No. 529771107	Page 26 of 35

(ii)	Shared power to vote or to direct the vote 464,670.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 464,670.

G.	Distressed

(a)	Amount beneficially owned: 118,279

Percent of class: 0.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 118,279.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 118,279.

H.	Distressed GP

(a)	Amount beneficially owned: 118,279

Percent of class: 0.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 118,279.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 118,279

I.	Strategic Credit

(a)	Amount beneficially owned: 254,251

Percent of class: 0.4%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 254,251.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 254,251.

SCHEDULE 13D

CUSIP No. 529771107	Page 27 of 35

J.	Strategic Credit GP

(a)	Amount beneficially owned: 254,251

Percent of class: 0.4%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 254,251.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 254,251.

K.	Timberline

(a)	Amount beneficially owned: 127,126

Percent of class: 0.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 127,126.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 127,126.

L.	Kicking Horse

(a)	Amount beneficially owned: 100,786

Percent of class: 0.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 100,786.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 100,786.

SCHEDULE 13D

CUSIP No. 529771107	Page 28 of 35

M.	Kicking Horse GP

(a)	Amount beneficially owned: 100,786

Percent of class: 0.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 100,786.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 100,786.

N.	AAI

(a)	Amount beneficially owned: 58,553

Percent of class: 0.1%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 58,553.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 58,553.

O.	COF

(a)	Amount beneficially owned: 1,266,983

Percent of class: 2.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,266,983.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,266,983.

P.	COF GP

(a)	Amount beneficially owned: 1,266,983

Percent of class: 2.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,266,983.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,266,983.

Q.	Grasmoor

(a)	Amount beneficially owned: 74,446

Percent of class: 0.1%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 74,446.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 74,446.

SCHEDULE 13D

CUSIP No. 529771107	Page 29 of 35

R.	Montenvers

(a)	Amount beneficially owned: 315,578

Percent of class: 0.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 315,578.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 315,578.

S.	Montenvers GP

(a)	Amount beneficially owned: 315,578

Percent of class: 0.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 315,578.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 315,578.

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

The following shall be added to the end of Item 7.

1. Joint Filing Agreement dated June 5, 2013, attached as Exhibit 2 hereto.

SCHEDULE 13D

CUSIP No. 529771107	Page 30 of 35

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 5, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

SCHEDULE 13D

CUSIP No. 529771107	Page 31 of 35

BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUEMOUNTAIN LONG SHORT GRASMOOR FUND LTD. BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND,
A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

SCHEDULE 13D

CUSIP No. 529771107	Page 32 of 35

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P. BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG SHORT GRASMOOR FUND LTD. BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à.r.l.

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.à.r.l.

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)